UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A Amendment No. 1	SEC FILE NUMBER
333-147245

CUSIP NUMBER
NOTIFICATION OF LATE FILING	684008105

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  June 30, 2011

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Options Media Group Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

123 NW 13th Street, Suite 300
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Form 10-Q could not be filed within the prescribed time period due to a death in the Chief Financial Officer's family.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael D. Harris	561	689-4441
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Options Media Group Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2011	By:	/s/ Steve Stowell
Name: Steve Stowell
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Annex A to 12b-25/A No. 1

The Issuer will report (i) operating revenues of approximately $196,000 for the second quarter 2011 compared to approximately $325,000 for the first quarter 2011, and (ii) a net loss from continuing operations of approximately $11,800,000 (which included approximately $10,400,000 of non-cash charges) for the second quarter 2011 compared to approximately $850,000 for the first quarter 2011. Total non-cash charges, represented 88% of the Issuer’s net loss from continuing operations for the three months ended June 30, 2011.  Included in these non-cash charges were the following:

o Non-cash loss on the change in the fair market value of a warrant liability, resulting from the increase in the trading price of our common stock.	$6,112,805
o Non-cash loss on the impairment of a software license and prepaid royalties.	2,053,197
o Non-cash charges related to restricted common stock, stock options, vested shares of preferred stock, amortization of prepaid marketing expense, and adjustment for stock warrants.	2,008,180
o Non-cash charges from amortization, depreciation, and debt discount.	$192,973